Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,
	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest Charges	$91,598	$83,545	$82,860	$91,318	$93,921	$103,322
Interest applicable to rentals	6,612	6,492	5,768	5,350	4,539	4,931

Total fixed charges, as defined	98,210	90,037	88,628	96,668	98,460	108,253

Preferred dividends, as defined (a)	8,483	11,310	11,310	11,310	11,310	11,310

Combined fixed charges and preferred dividends, as defined	$106,693	$101,347	$99,938	$107,978	$109,770	$119,563

Earnings as defined:
Net Income	$172,618	$164,891	$152,365	$161,948	$121,392	$96,089
Add:
Provision for income taxes:
Total	112,944	132,765	94,806	91,787	83,629	54,071
Fixed charges as above	98,210	90,037	88,628	96,668	98,460	108,253

Total earnings, as defined	$383,772	$387,693	$335,799	$350,403	$303,481	$258,413

Ratio of earnings to fixed charges, as defined	3.91	4.31	3.79	3.62	3.08	2.39

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.60	3.83	3.36	3.25	2.76	2.16

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.